EXHIBIT 2

Shenzhen Goch Investment Ltd.
China Everbright Bank Tower 17th Fl.
Futian District, Shenzhen, China

Attention:	DARYL MAGANA

Re:	Joint Venture for Production and Distribution of Battery Charging Systems and Electric Vehicle Infrastructure Systems in China

Dear	MR. MAGANA	:

This letter of intent (“Letter”) outlines certain of the general terms and conditions under which Ecotality, Inc. (“Ecotality”) and Shenzhen Goch Investment Ltd. (“SGI”) are interested in pursuing a joint venture (“JV”) between them for the purpose of manufacturing and distributing Battery Charging Systems and Electric Vehicle Infrastructure Services and Systems, and the EVMicroClimate program (collectively the “Products”) throughout China (the “Territory”). As more fully set forth below, the joint venture will involve (i) our co-ownership of a China company (“JVCO-M”), which will be the JV’s manufacturing company, and a second China company (“JVCO-S”), which will be formed and will be the JV’s distribution, technology, and consulting company and (ii) a set of licenses and other agreements between us, and JVCO-S and JVCO-M (the “Operating Agreements”). The Operating Agreements will set forth terms and conditions for, among other things, a perpetual license agreement for existing, and to be developed technology, patents and trade secrets from Ecotality and its subsidiaries to JVCO-S and JVCO-M, development and refinement of JVCO-M’s manufacturing capabilities, development of the capability for JVCO-S to sell, market, and distribute the Products, pricing for transfer of Products between Ecotality and JVCO-M, capital requirements of SGI to support the JV, and the parties’ expectations and undertakings for an ultimate disposition of or exit from the JV (a “Disposition Transaction”). The central purpose and requirement of the JV, to be set forth in various provisions in the Operating Agreements (collectively, the “Exclusivity Provisions”), is for Ecotality and SGI to pursue the marketing and sale of Products in the Territory exclusively through JVCO-S, and to secure adequate and low cost manufacturing capabilities for the sale of the Products globally. In furtherance thereof, to the fullest extent permitted by applicable law the Operating Agreements will prohibit each party from acting, directly or indirectly, to market or sell Products in the Territory other than through JVCO-S so long as the JV remains in existence, which will be until a Disposition Transaction.

DEFINITIVE AGREEMENTS

Upon execution of this Letter, we will begin immediately to prepare a set of mutually-acceptable definitive agreements having the terms and conditions set forth below and such other and additional terms and conditions as we may mutually determine to be appropriate (collectively, the “Definitive Agreements”), with the goal and expectation of completing and signing the Definitive Agreements within 30 days of the execution of this Letter.

June 18, 2009

1.	Companies

1.1.	Ecotality is an existing U.S. corporation, and shall include its subsidiaries ETEC, Innergy etc.

1.2.	SGI is an existing China corporation

1.3.	JVCO-S will be formed as a China corporation, and will be owned 60%, by SGI and 40% by Ecotality.

1.4.	JVCO-M will be formed as a China corporation and will be owned 80% by SGI and 20% by Ecotality.

2.           Products and Territory. The Products covered by the Operating Agreements are all products, whether now existing or subsequently developed, that are used in charging batteries, testing and manufacturing batteries, providing electric vehicle infrastructure and consulting services for EV infrastructure, including without limitation all such products under any patent, trademarks of, or otherwise covered by any intellectual property rights of Ecotality and its subsidiaries (collectively, “Branded Products”). The Territory is all of China.

3.           Creation of Joint Ownership. At the closing under the Definitive Agreements (the “Closing”), SGI undertakes to form the China companies and will cause JVCO-M to issue to Ecotality newly issued shares of JVCO-M common stock representing 20% of all JVCO-M capital stock outstanding immediately following such issuance; SGI also will cause JVCO-S to issue to Ecotality newly issued shares of JVCO-S common stock representing 40% of all JVCO-S capital stock outstanding immediately following such issuance Following the Closing, JVCO-M and JVCO-S will be subject to the terms and conditions of the Licenses and other Operating Agreements, and the rights of Ecotality and SGI as shareholders of JVCO-M and JVCO-S will be subject to the terms and conditions of Shareholders Agreements.

4.
Licenses. At the Closing, each of Ecotality will grant a perpetual, non-assignable no royalty license (together, the “Licenses”) to JVCO-S and JVCO-M with regard to all of their respective Branded Products for use within the Territory. Each License will, among other things:

4.1.
Grant JVCO-S the exclusive right (exclusive as against all other existing or future licensees and sublicensees, and also against the licensor) to market and sell the Branded Products in the Territory; and

June 18, 2009

4.2.
Grant JVCO-M the exclusive right (exclusive as against all other existing or future licensees and sublicensees, and also against the licensor) to manufacture and assemble the Branded Products in the Territory, and directly to Ecotality for sale outside the Territory; and

4.3.	Have a term continuing indefinitely until a Disposition Transaction, and continuing thereafter if and to the extent provided for under the terms of the Disposition Transaction.

4.4.	All new technology developed by the JVCO’s related to the products will become the property of Ecotality and will be covered under the Licenses

5.           Technology Consulting Agreement. At the Closing, Ecotality will enter into an agreement with JVCO-S (the “Technology Consulting Agreement”), under which Ecotality will provide to JVCO-S, in consideration for reimbursement of the out-of-pocket expenses incurred by JVCO-S in providing them, designated consulting services on manufacturing, systems, and product sales and marketing, and ongoing manufacturing processes and quality control. Such expenses will be pre-determined and approved by both SGI and Ecotality as a part of the Technology Consulting Agreement. Pursuant to the Agreement, Ecotality specialists, among other things, will lead the specification, purchasing, installation and ramping process of the production lines and will provide training for local management. All engineering cost for productization, design for manufacturing, cost reduction of existing products and ongoing oversight of production will be borne by JVCO-S or as appropriate JVCO-M.

6.      Supply of Products. At the Closing, JVCO-M will enter into an agreement with Ecotality and JVCO-S (the “Requirements Agreement”), under which, among other things:

6.1.1.
Ecotality will purchase Battery Charging Systems from JVCO-M, On an annual and quarterly basis, ECOtality will submit to JVCO-M a list of units and prices for purchase during the upcoming months, and will work with JVCO-M to agree upon the number and timing of the unit shipments. ECOtality will have the obligation, on the terms and conditions set forth below, to exclusively purchase Battery Charging Systems from JVCO-M, except for the following:

6.1.2.	JVCO-M cannot meet the monthly unit commitments

6.1.3.	JVCO-M cannot obtain and maintain a UL, CE or other required laboratory ratings, or otherwise be precluded from import into markets,

6.1.4.	JVCO-S and/or Ecotality can purchase the same volume of units at a cost that is 5% below the JVCO-M prices.

6.1.5.	JVCO-M otherwise changes or modifies products or specifications without the consent of Ecotality.

6.2.	JVCO-M will have the obligation, at ECOtality’s request (subject to mutually agreeable periodic advance notice provisions), to sell such components or other materials to Ecotality.

June 18, 2009

6.2.1.
Unless mutually agreed otherwise and subject to 6.4., the JVCO-M prices for each such component or other item sold to JVCO-S or Ecotality will be cost (defined as materials, depreciation and amortization, and direct labor) plus up to 50%; or cost of procurement plus up to 30% if such component or other item is procured by JVCO-M from a third party manufacturer.

7.           Transfer of Products to JVCO-S. At the Closing, JVCO-M will enter into an agreement with JVCO-S (the “Transfer Agreement”), with substantially similar terms to the Requirements Agreement (described in section 6) between ECOtality and JVCO-M.

8.	Shareholders Agreements. At the Closing, Ecotality and SGI will enter into separate shareholders agreements for JVCO-M and JVCO-S (together, the “Shareholders Agreements”) as follows:

8.1.	The JVCO-M Shareholders Agreement will provide, among other things:

8.1.1.
Management: That SGI, as the majority shareholder, will control the JVCO-M Board of Directors with three directors while Ecotality shall have two, including the chair of the finance committee. SGI will identify and select management and of the Company, with the CEO and CFO to be approved by Ecotality. It is anticipated that there will be four Board meetings per year, one in China, one in the U.S, and two telephonically. Budgets will be approved annually with quarterly reviews and adjustments as agreed.

8.1.2.
Budgets and Capital Requirements: That the shareholders will act reasonably and cooperatively in setting annual operating and capital expenditure budgets for JVCO-M (including debt ratio targets). SGI will fund the Company with US$10.0 million. If SGI chooses to contribute real estate, undeveloped land, or other hard assets as a part of the total capital requirements to the JV, the value of those contributions will be determined by an independent appraiser.

8.2.	The JVCO-S Shareholders Agreement will provide, among other things:

8.2.1.
Sales Company: It is recognized that the JVCO-S will be selling into the Chinese market as well as liaising with Chinese vehicle OEMs (inclusive of cars, trucks, buses, bikes, scooters, etc.) for export adoption. It is also recognized the consulting/EVMicroClimate program is an important part of building, and maintaining market share.

8.2.2.
Management: That SGI, as the majority shareholder, will control the JVCO-M Board of Directors with three directors while Ecotality shall have two, including the chair of the finance committee.. SGI will identify and select management and of the Company, with the CEO and CFO to be approved by Ecotality. It is anticipated that there will be four Board meetings per year, one in China, one in the U.S, and two telephonically. Budgets will be approved annually with quarterly reviews and adjustments as agreed.

June 18, 2009

8.2.3.
Budgets and Capital Requirements: That the shareholders will act reasonably and cooperatively in setting annual operating and capital expenditure budgets for JVCO-S (including debt ratio targets). SGI will fund the Company with US$5.0 million. If SGI chooses to contribute real estate, undeveloped land, or other hard assets as a part of the total capital requirements to the JV, the value of those contributions will be determined by an independent appraiser, but shall not exceed $1,000,000 (US one million dollars) without approval from ECOtality.

9.             Management Support Agreement. At the Closing, JVCO-M, JVCO-S and Ecotality will enter into an agreement (the “Management Support Agreement”), by which Ecotality will provide designated management support services to the overall JV enterprise and, in consideration therefor, it will receive reimbursement of the out-of-pocket costs incurred in providing such services, plus a mutually agreed upon formulated periodic fee.

10.           ECOtality Warrants. Upon the closing and funding of JVCO-M and JVCO-S, SGI will receive warrants to purchase shares of ECOtality common stock, as described below:

10.1.	SGI will receive warrants to purchase 25,000,000 shares of ECOtality common stock at a strike price of $0.06 per share, based on the schedule below:

10.1.1.
   SGI will receive 16.65 million warrants at the time of the $10 million funding of JVCO-M. To the extent that the total $10 million may be fully funded in multiple tranches, the vesting of the 16.6 million warrants will be proportionate to the actual amount of funding of each tranche. (For example, upon investing $1 million in JVCO-M, SGI will receive 10% of the 16.65 million warrants, which is 1.665 million warrants).

10.1.2.
   SGI will receive 8.35 million warrants at the time of the $5 million funding of JVCO-S. To the extent that the total $5 million may be fully funded in multiple tranches, the vesting of the 8.4 million warrants will be proportionate to the actual amount of funding of each tranche. (For example, upon investing $1 million in JVCO-S, SGI will receive 20% of the 8.35 million warrants, which is 4.175 million warrants).

10.2.
            On January 31, 2011 in the case that during the second half of 2010 (July through December) ECOtality purchased Products from JVCO-M at a price that was 5% lower than the current projected cost of the products for that time period, ECOtality will issue to SGI warrants to purchase 30,544,430 (thirty million, five hundred and forty four thousand, four hundred and thirty) shares of ECOtality at a price of $0.10 per share.

10.3.
            On January 31, 2012 in the case that during 2011 (January through December) ECOtality purchased Products from JVCO-M at a price that was 5% lower than the current projected cost of the products for that time period, ECOtality will issue to SGI warrants to purchase 30,544,430 (thirty million, five hundred and forty four thousand, four hundred and thirty) shares of ECOtality at a price of $0.15 per share.

June 18, 2009

11.           Resolution of Disputes. Each of the Definitive Agreements will include, as appropriate, a provision that all disputes related to or arising from the agreement will be resolved by mediation and arbitration, on such terms and conditions as the parties will set forth in the respective agreements. In addition, each Shareholders Agreement will include a set of mutually acceptable buy-sell provisions to be available to the parties in the event that certain specifically identified types of material dispute should arise which the parties are not otherwise able to resolve.

12.           Disposition/Exit. The parties expect that, within a period of three to five years following the Closing, they will dispose of or exit from the Joint Ventures, or otherwise create liquidity in their JVCO-M and JVCO-S shareholdings, through a Disposition Transaction involving a sale, consolidation or other transaction by which their respective ownership interests are converted into publicly traded stock. The Shareholders Agreements will include provisions requiring the parties to act reasonably, cooperatively and in good faith, and to use their respective best efforts, to cause such a Disposition Transaction to occur within such time period.

EXCLUSIVITY AND CONFIDENTIALITY

During the 30-day period following the date of this Letter, the parties will work diligently and in good faith to complete and sign the Definitive Agreements, will negotiate exclusively with each other with respect to all matters related to the subject of this Letter, and will not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person or entity relating to the subject matter of this Letter.

The parties agree that the information set forth herein and all information which either may provide to the other in their efforts to complete and sign the Definitive Agreements is intended to be private and confidential between them and that neither shall disclose any such information to any third parties without the consent of the other. Notwithstanding the foregoing, the terms of this Letter may be disclosed to legal counsel, lenders and consultants to the parties for purposes related to this Letter and its implementation, provided that such persons are subject to agreements or arrangements by which they agree to maintain such confidentiality. Each party further acknowledges (a) that each party has publicly traded stock, (b) that information concerning the proposed arrangements between them may constitute material non-public information concerning each of them and their respective securities, and (c) that any disclosure of information concerning the proposed arrangements between them and/or any trading in their respective securities by persons having knowledge of the proposed arrangements between them prior to public disclosure of such information may violate applicable securities laws and result in civil or criminal liability.

NON-BINDING EFFECT

This Letter is intended to be only an expression of interest by the parties signing and accepting this Letter. Except for the provisions in the section entitled “Exclusivity and Confidentiality” (which are intended to be legally enforceable obligations of the parties), this Letter shall in no event be deemed to be or constitute a binding contract or agreement or other legally enforceable obligation between the parties as to the subject matter hereof. Other than as stated above, no binding contract or agreement will exist between the parties as to the subject matter hereof unless and until they complete and sign the Definitive Agreements.

June 18, 2009

If the terms and conditions set forth in this Letter are acceptable to SGI, please so indicate by signing and returning a copy of the Letter to Ecotality by no later than May 28, 2009.

Sincerely,

ECOTALITY, INC.

		By:	/s/
Jonathan R. Read, CEO

ACCEPTED & AGREED TO BY:

SHENZHEN GOCH INVESTMEMT LTD.

By:	DARYL MAGANA	DATE:	JUNE 29TH, 2009
Name: DARYL MAGANA
Title: AUTHORIZED REPRESENTATIVE